SETTING THE RECORD STRAIGHT

Biglari Capital Corp.

October 31, 2025

Legal Disclaimer

The materials contained herein (the “Materials”) represent the opinions of Biglari Capital Corp. and its affiliates (collectively, “Biglari Capital,” “us,” “we”) and are based on publicly available information with respect to Cracker Barrel Old Country Store, Inc. (“Cracker Barrel,” “CBRL,” or the “Company”). Biglari Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Biglari Capital’s conclusions. Biglari Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Biglari Capital disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Biglari Capital herein are based on assumptions that Biglari Capital believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Biglari Capital currently collectively beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that causes Biglari Capital from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Biglari Capital discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Biglari Capital expressly disclaims any obligation to update such information.

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Unless otherwise indicated herein, Biglari Capital has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.



Cracker Barrel's Plan is Not Working

3

Cracker Barrel attempted to rebrand the Company into management's own personal values rather than respect its customers' values

Focus on DEI and Pride



CNN Business

BUSINESS • 2 MIN READ

Cracker Barrel quietly removes DEI and Pride pages from its website after logo upheaval

UPDATED AUG 29, 2025

By Samantha Delouya, Ramishah Maruf

The Tennessee-based roadside restaurant chain deleted a dedicated "Pride page" and scrubbed references to employee resource groups, including its LGBTQ+ and Diversity, Equity, Inclusion and Belonging groups, from another part of its website.

"On behalf of Cracker Barrel's LGBTQ+ Alliance & DEIB Team, we want to celebrate YOU for being YOU. It is our greatest Mission to ensure that Pleasing People means 'all people,'" Cracker Barrel's now-deleted Pride page read, according to a CNN review of the Wayback Machine.



Launch party in NY City where Cracker Barrel has ZERO stores

CRACKER BARREL NYC POP-UP

Thursday, August 21, 2025

10:00AM – 6:00PM

Gansevoort Plaza

38 Gansevoort Street, New York, NY, 10014, United States (map)

Google Calendar · ICS

Cracker Barrel, the Southern restaurant chain known for its chicken and dumplings, front porch rocking chairs and general store-meets-diner aesthetic, is rolling into New York City with a pop-up that promises a full-on "taste of country" in the heart of the Meatpacking District. On Thursday, August 21, from 10AM-6PM, Gansevoort Plaza will temporarily transform into a slice of roadside Americana, complete with homestyle bites, line dancing, lawn games and plenty of gingham.

What to Expect:

- **Free Jordan Davis Concert** — the country music star will perform hits from his chart-topping album
- **Classic Cracker Barrel dishes** — sample some of the restaurant's most-loved comfort foods
- **Rocking chairs & front porch vibes** — a hallmark of Cracker Barrel's cozy atmosphere
- **Line dancing & games** — fun activities that bring a true taste of country life
- **Limited-edition giveaways** — special Cracker Barrel merchandise for lucky guests



Cracker Barrel

Branding and marketing strategy built by a San Francisco agency



PROPHET

Equality

Elevating underserved voices in the fight against injustice and inequity.



Social Mobility

Ensuring basic needs are met to realize a better future for society.

Sustainability

Taking action to protect the planet for future generations.

https://www.nycforfree.co/events/cracker-barrel-nyc-pop-up
https://prophet.com/

The Board's claim that the "Transformation Plan is Working" is just false

Introduction

Following a comprehensive review in late 2023 and early 2024, Cracker Barrel's Board and Leadership Team developed a plan that outlined **necessary initiatives to unlock the value inherent in our brand.**

The plan was working and **delivered meaningful gains in traffic, sales, and profitability in FY 2025.**



2

Cracker Barrel is executing a plan that has delivered results.



We are moving forward with the elements of our plan that have been working, but always with our heritage at heart.



Cracker Barrel's Board and Leadership Team are committed to delivering long-term value for shareholders by listening to our guests, honoring our American heritage, and advancing our plan that has delivered results.

The Plan is <u>not</u> working: Raising prices and lowering quality of product and service has affected value proposition

1

Exhibit 17 - Since the turnaround began, CBRL has been raising prices more than full-service peers

Since F'Q2 23, CBRL Raised Prices More than Peers

CBRL Price vs. Inflation — Full Service Inflation — CBRL Price

Source: Company Data, Bureau of Labor Statistics, Wells Fargo Securities, LLC

2
Exhibit 19 - CBRL is being more aggressive than peers w/ pricing

Cracker Barrel, Chili's, North Italia, Cheesecake Factory, Firstwatch, Denny's, Long Horn, Olive Garden, Texas Roadhouse

Current Price Increases Y/Y

Source: Company Data, Wells Fargo Securities, LLC estimates
Most recent quarter

3

Exhibit 18 - CBRL relative traffic trends lagged CDR peers since becoming more aggressive w/ price

2.3%, (0.6%), (5.5%), (7.9%), 0.9%, (0.2%), (0.6%), (2.7%)

CBRL Traffic vs. BlackBox CDR Industry Traffic

Source: Company Data, Wells Fargo Securities, BlackBox/MillerPulse, LLC estimates

4

Exhibit 22 - CBRL value proposition has eroded more than other large cap casual dining peers

9, (78), (295), (373), (388)

CBRL's Value has Erroded More vs. Peers

DRI, TXRH, EAT, CAKE, CBRL

Food & Beverage Costs as % of Sales Change FY05 to FY25

Source: Company Data, Wells Fargo Securities, LLC estimates

Source: Wells Fargo Research Report dated October 17, 2025

6

The Plan is not working: … And caused further deterioration in guest traffic trends

1





Exhibit 30 - CBRL's traffic deteriorated in September

2%
0%
(2%)
(4%)
(6%)
(8%)
(10%)
(12%)
(3%) (2%) (1%) 1% (2%) (2%) (2%) (3%) (3%) (1%) (1%) (5%) (9%) (7%) (0%) (1%) (2%) (1%) (2%) (10%)
Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 Jan-25 Feb-25 Mar-25 Apr-25 May-25 Jun-25 Jul-25 Aug-25 Sep-25
CBRL Placer.AI Traffic Y/Y

Source: Placer.AI, Wells Fargo Securities, LLC

2

Exhibit 11 - Placer.AI daily traffic data shows deterioration through late Aug / early Sep; Trends remain pressured into October

5%
0%
(5%)
(10%)
(15%)
(20%)
BOGO & $5 All You Can Eat Pancake Special
Logo Change
Trump Tweet
Trends Deteriorate
Traffic Remains Pressured
8/1/25 8/8/25 8/15/25 8/22/25 8/29/25 9/5/25 9/12/25 9/19/25 9/26/25 10/3/25
CBRL Trailing 7 Day Traffic Y/Y (Per Placer.AI)

Source: Placer.AI, Wells Fargo Securities, LLC

3

Exhibit 38 - That said, CBRL's traffic trends vs. CDR industry has been more challenged & lagging in recent quarters

10%
8%
6%
4%
2%
0%
(2%)
(4%)
(6%)
(8%)
(4%) 7% (1%) 1% 1% (0%) 1% (3%) (3%) 1% (1%) 0% 1% (3%) (5%) (3%)
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25
CBRL Traffic Gap vs. BlackBox CDR Industry

Source: BlackBox, Company Data, Wells Fargo Securities, LLC

4

Exhibit 39 - CBRL's relative comp performance has been driven by more aggressive menu price increases

5%
4%
3%
2%
1%
0%
(1%)
2% 1% (0%) 0% (0%) 1% 3% 2% 2% 2% 1% 2% 3% 5% 4% 4%
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25
CBRL Check Growth Gap vs. BlackBox CDR Industry

Source: BlackBox, Company Data, Wells Fargo Securities, LLC

Source: Wells Fargo Research Report dated October 17, 2025

The Plan is <u>not</u> working: Cracker Barrel's comparable same store restaurant sales (SSS) were solely driven by menu price increases – an unsustainable strategy

Cracker Barrel's claim that its Transformation Plan ("Plan") is working



Delivered Five Consecutive Quarters of Positive Comparable Store Restaurant Sales Growth Through Q4 FY 2025

Reality: Cracker Barrel is caught in a vicious cycle of customer value proposition destruction



Increase Menu Price is Driving Cracker Barrel's Same Store Sales

■ Average Menu Price Increase ●— Guest Traffic Decrease

Source: Cracker Barrel Investor Presentation October 28, 2025; Company SEC filings

The Plan is <u>not</u> working: Independent analyst also questions the validity of management's strategy



CBRL's fundamentals have deteriorated, the consumer is resisting changes, & there is considerable uncertainty around both NT trends, as well as the path forward to stabilize traffic & reshape brand imaging.

- *Wells Fargo Research, October 17, 2025*

We see CBRL's traffic remaining -MSD% to -HSD% throughout FY26, w/ 2H comps -2% (~350bps below St.). **This is more than a logo issue** to us, & we see the negative coverage around food, service & experience altering consumer brand perceptions & having a lingering impact. It will take time for consumers to forget, marketing effectiveness to improve & business to recover.

- *Wells Fargo Research, October 17, 2025*

CBRL can't price its way to comp recovery. Industry pricing is decelerating & promos are elevated, yet CBRL continues to raise prices ~MSD% (as it reinvests value gaps & closes regional price disparity). That said, CBRL has long experienced negative elasticity, and relative traffic has worsened since the more aggressive stance began in FY23. While thin margins leave little wiggle room, CBRL's pricing strategy needs to evolve here & include more aggressive value as it looks to recover.

- *Wells Fargo Research, October 17, 2025*

Source: Wells Fargo Research Report dated October 17, 2025

Cracker Barrel's focus on FY2025 is misleading: it ignores the Company's guidance which implies massive Net Income and Adj. EBITDA declines in FY2026

Cracker Barrel's Claim 'Encouraging Results'



Reality: Net income expected to decline (74%) and Adj. EBITDA by (24%) in FY2026



Source: Growth rate based on Net Income and Adj. EBITDA numbers provided by Cracker Barrel in its investor presentation dated October 28, 2025. Actual reported numbers were higher for both in FY 2024. Company SEC filings

Cracker Barrel's focus on FY2025 is aimed at hiding massive value destruction by CEO Julie Masino



Guest Traffic growth under CEO Julie Masino
FY23
FY24
FY25
FY26E
(3.5%)
(5.0%)
(3.0%)
(5.5%)
Mid-point of Cracker Barrel's guidance



Market Cap change under CEO Julie Masino's leadership (Millions)
$2,004.0
32.3% Decline
$821.5
8/7/2023
10/22/2025

Source: Company SEC filings. Market cap. data from FactSet

Cracker Barrel rebrand failed, new store investments were a poor use of capital, and maintenance spend appears excessive

Cracker Barrel's claims about Capital Expenditures



FY 2025 Capex

Total Capex — **$159M**

- $15M (9%)
- $19M (12%)
- $20M (13%)
- $105M (66%)

- Store Maintenance
- Remodels
- Technology & Strategic Initiatives
- New Stores

STORE REMODELS

- Over two years, with a test and learn mindset, we invested $23M in 62 remodels (less than 10% of restaurants in the system).
- We tested elements including paint colors, lighting, sound, décor, seating, etc.
- We piloted 4 stores with a more modern design.

Source: Cracker Barrel Investor Presentation October 28, 2025.

Reality: High unit costs and sub-optimal return on investment

According to FY 2025 10-K, Cracker Barrel opened one new store in 2025	**$8.7 million per unit**
$20 million on 4 modern designed stores	**$5 million per unit**
$23 million on 62 remodels	**$0.4 million per unit**

WELLS FARGO

Exhibit 55 - We est. CBRL would generate a ~9% cash-on-cash return on unit development today, too low to justify development

CBRL Historical Cash on Cash Returns	FY22	FY23	FY24	FY25	FY26E	FY27E
AUVs	$4.9	$5.1	$5.2	$5.2	$5.1	$5.2
Y/Y Growth	5%	5%	1%	1%	(2%)	2%
Store Margin (ex-D&A)	13.1%	12.0%	11.6%	9.9%	11.2%	11.5%
Y/Y Change (bps)	(176)	(106)	(38)	(171)	127	31
Store Level Profit	$0.6	$0.6	$0.6	$0.5	$0.6	$0.6
Development Costs	$4.9	$5.5	$5.7	$5.7	$5.7	$5.7
Pre-Opening / Restaurant	$0.4	$0.8	$0.8	$0.8	$0.8	$0.8
Total Costs	$5.3	$6.3	$6.5	$6.5	$6.5	$6.5
Cash-on-Cash Returns	12%	10%	9%	8%	9%	9%
Sales to Cash Ratio	0.9x	0.8x	0.8x	0.8x	0.8x	0.8x

Source: Company Data, Wells Fargo Securities, LLC estimates

Looking ahead, the $135 million -150 million of estimated FY2026 capex will result in a <u>24% decline</u> in Adj. EBITDA and up to <u>7% loss</u> in guest traffic - according to Cracker Barrel's guidance

($ in millions)	FY2025A	FY2026E (revised)	FY2027E (revised)
Revenue	$3.48 billion	$3.40 billion	Withdrawn
Adjusted EBITDA	$224.3 billion	$170 million	Withdrawn
Store opening/closing	2 Cracker Barrel stores and 2 MSBC units closed	2 new Cracker Barrel stores and the closure of 14 MSBC units	--

› Absolutely no shareholder value generated by extensive capital expenditures allocation

› Adj. EBITDA is currently projected to be a (24.3%) decrease compared to FY2025

› Revenue also estimated to be lower, and 14 MSB units closed compared to 2 from FY2025

› Clearly the spending plan has not improved Cracker Barrel's key financials in any capacity

Source: Cracker Barrel Investor Presentation October 28, 2025. Company SEC filings

CEO Julie Masino has overseen massive value destruction

Cracker Barrel's Claim

Removal of Critical Leadership Would Set the Company Back Years, Destabilize the Business, and Delay our Return to the Momentum of FY 2025



Julie Masino
President and CEO

President and CEO since November 2023
Former President of Taco Bell International
Committees: Executive
Restaurant & Strategy Expert







- ✓ **Cracker Barrel President and CEO** since 2023 and architect of plan that has driven improvements in traffic, sales, and margin performance since implemented.
- ✓ **Brings 25+ years of experience** driving innovation and growth for globally loved and **recognized restaurant and retail brands.**
- ✓ As President of International of Taco Bell, she led the **expansion of the division to over 1,000 restaurants in 32 countries.**
- ✓ Previously, as North America President of Taco Bell, she **delivered eight consecutive quarters of positive comp growth** while launching culinary, technology, and business model innovations.
- ✓ Previously served in **various leadership roles at Starbucks, Mattel, and as CEO of Sprinkles Cupcakes.**

Ms. Masino's departure would destabilize Cracker Barrel and risk our ability to regain the momentum we generated in FY 2025.
If Ms. Masino is not re-elected to the Board of Directors, due to her employment agreement terms, it would likely trigger her separation from the Company as CEO and force the Board to undertake a search for a new CEO during a critical time for the business.

40

Reality: Removal of the Architect of the Failed Transformation Plan is What the Company Needs

- Since assuming the role of CEO-elect in August 2023, Julie Masino has presided over **-45% in TSR**[1]
- The implementation of Julie Masino's Transformation Plan ALREADY destabilized the business and failed to create any significant momentum in key performance metrics – guest traffic and total shareholder return
- We do not know the full extent of the damage as the Company refuses to report the total cost of the rebranding fiasco, including expenses associated with reverting back to the old logo,[2] despite being asked directly by shareholders in a letter to the chairman from the State Board of Administration of Florida[3]
- The removal of the architect of the failed Transformation Plan and the hiring of the right CEO, given the recent backlash, may actually create new momentum and help the share price recover



CBRL Daily Stock Price
(during the week of rebranding launch)
$64
$62
$60
$58
$56
$54
$52
$50
14-Aug-25
15-Aug-25
16-Aug-25
17-Aug-25
18-Aug-25
19-Aug-25
20-Aug-25
21-Aug-25
22-Aug-25
23-Aug-25
24-Aug-25
25-Aug-25

Source: Cracker Barrel Investor Presentation October 28, 2025;
1. Source: FactSet, data as of August 7, 2023 (appointment of CEO Julie Masino as CEO-elect) to September 18, 2025 (preliminary proxy filing by Biglari Capital)
2. Cracker Barrel's Response to the State of Florida's Letter
3. SBA of Florida Letter to Cracker Barrel Board Chair August 29, 2025

CEO Julie Masino's lack of understanding of the Cracker Barrel brand is evident

Cracker Barrel's Claim



Removal of Critical Leadership Would Set the Company Back Years, Destabilize the Business, and Delay our Return to the Momentum of FY 2025

Julie Masino
President and CEO

President and CEO since November 2023
Former President of Taco Bell International
Committees: Executive
Restaurant & Strategy Expert

  

- ✓ **Cracker Barrel President and CEO** since 2023 and architect of plan that has driven improvements in traffic, sales, and margin performance since implemented.
- ✓ **Brings 25+ years of experience** driving innovation and growth for globally loved and recognized restaurant and retail brands.
- ✓ As President of International of Taco Bell, she led the **expansion of the division to over 1,000 restaurants in 32 countries.**
- ✓ Previously, as North America President of Taco Bell, she **delivered eight consecutive quarters of positive comp growth** while launching culinary, technology, and business model innovations.
- ✓ Previously served in **various leadership roles at Starbucks, Mattel, and as CEO of Sprinkles Cupcakes.**

Ms. Masino's departure would destabilize Cracker Barrel and risk our ability to regain the momentum we generated in FY 2025.
If Ms. Masino is not re-elected to the Board of Directors, due to her employment agreement terms, it would likely trigger her separation from the Company as CEO and force the Board to undertake a search for a new CEO during a critical time for the business. 40

Reality: Removal of a Failed CEO with Questionable Brand Knowledge will Help Save Cracker Barrel

› Beyond the failures associated with her signature Transformation Plan, Julie Masino was not the right CEO hire as indicated by the Company's co-founder



CRACKER BARREL Published October 4, 2025 9:00am EDT

Cracker Barrel co-founder says CEO 'knows very little' about the company following $700M rebrand failure

Tommy Lowe criticizes Julie Felss Masino's leadership after $700M rebranding sparked widespread backlash

" She knows very little about Craker Barrel's operation — the history, the food. The idea she's come up with ... doesn't fit the customer"

"I doubt that they've ever been in a Cracker Barrel kitchen or have an idea of what their clientele is"

"That's just the biggest waste of money in the world"

- Cracker Barrel Co–Founder Tommy Lowe, Fox News, October 4, 2025

Source: Cracker Barrel Investor Presentation October 28, 2025. Company SEC filings

Gilbert Dávila can hardly be considered a highly qualified director on the Board in our view

Cracker Barrel's Claim



It Is Important We Maintain Stability During This Critical Time: We Need ALL Of The Highly-Qualified Directors on Our Board

Gilbert Dávila
Independent Director

Independent Director since November 2020
President and CEO of DMI Consulting
Committees: C*, E, PR

Marketing & Strategy Expert

 

✓ **Independent Cracker Barrel director** since 2020, and currently serves as Chair of the Compensation committee.

✓ **Has overseen thoughtful compensation program,** aligned with operational and financial goals, as well as shareholder feedback.

✓ **Brings 30+ years of experience** as a marketing executive, with expertise in market segmentation, data management and digital marketing.

✓ **With valuable consumer, marketing and brand management experience from Fortune 500 companies** like Procter & Gamble, Coca-Cola USA, and The Walt Disney Company, he has made significant contributions to our Board and the oversight of our strategy.



Cracker Barrel's other Board members are united in the strong belief that Mr. Dávila is an invaluable member of the Board and important to the continued successful oversight of our strategy.

Reality: Gilbert Dávila has No Other Public Company Board Experience and Has Seemingly Failed in His Only Area of Expertise

> **Gilbert Dávila has overseen -44% TSR** since his election to the Board in July 2020

> Mr. Dávila is the Board's touted **"expert in the fields of marketing and advertising, including market segmentation, data management and digital marketing..."** who **"brings valuable consumer, marketing and brand management experience."**

> With over 25 years of marketing experience, **Mr. Dávila of all people, should have known better**

> Following an unprecedented rebranding failure, **we strongly believe the Board needs a new marketing expert to help lead oversight of marketing and brand matters**

 

Donald J. Trump ✔ ➕
@realDonaldTrump

Cracker Barrel should go back to the old logo, admit a mistake based on customer response (the ultimate Poll), and manage the company better than ever before. They got a Billion Dollars worth of free publicity if they play their cards right. Very tricky to do, but a great opportunity. Have a major News Conference today. Make Cracker Barrel a WINNER again. Remember, in just a short period of time I made the United States of America the "HOTTEST" Country anywhere in the World. One year ago, it was "DEAD." Good luck!

8.21k ReTruths   **39k** Likes   Aug 26, 2025, 10:39 AM

Source: Cracker Barrel Investor Presentation October 28, 2025. TSR measured from July 10, 2020, to September 18, 2025, for Gilbert Dávila. FactSet

As Compensation Committee Chair, Gilbert Dávila's has failed to create a CEO pay plan that promotes accountability to Transformation Plan milestones and shareholder returns

Cracker Barrel's Claim

It Is Important We Maintain Stability During This Critical Time: We Need ALL Of The Highly-Qualified Directors on Our Board



Gilbert Dávila
Independent Director

Independent Director since November 2020
President and CEO of DMI Consulting
Committees: C*, E, PR
Marketing & Strategy Expert







- ✓ **Independent Cracker Barrel director** since 2020, and currently serves as Chair of the Compensation committee.
- ✓ **Has overseen thoughtful compensation program,** aligned with operational and financial goals, as well as shareholder feedback.
- ✓ **Brings 30+ years of experience** as a marketing executive, with expertise in market segmentation, data management and digital marketing.
- ✓ **With valuable consumer, marketing and brand management experience from Fortune 500 companies** like Procter & Gamble, Coca-Cola USA, and The Walt Disney Company, he has made significant contributions to our Board and the oversight of our strategy.

HIGHLY QUALIFIED

Cracker Barrel's other Board members are united in the strong belief that Mr. Dávila is an invaluable member of the Board and important to the continued successful oversight of our strategy.

Reality: As Chair of the Compensation Committee, Mr. Dávila has Implemented a Flawed CEO Pay Plan

Compensation Plan Deficiencies

No Milestones Related to Strategic Transformation Plan ✗

- CEO Julie Masino's Strategic Transformation Plan is her signature initiative and was positioned as the Company's path to modernization and success
- If the Board truly believed that Cracker Barrel's success depended on CEO Julie Masino and the execution of her plan, then her pay should rely on achievements associated with that plan



No TSR Component ✗

- Prior to 2025, performance-based awards were modified based on relative performance to the S&P MidCap 400 Index
- TSR is a trusted and relevant measure of shareholder value creation as it aligns with shareholder interests on an absolute and relative basis
- In 2025, the Compensation Committee decided to remove relative TSR as a modifier metric in the plan



Source: Cracker Barrel Investor Presentation October 28, 2025. Company SEC filings

The adopted bylaws restrict shareholder rights and entrench directors

Cracker Barrel's Claim

In Response to Shareholder Feedback, Our Board Modified Our Bylaws to Protect Shareholders' Ability to Effect Meaningful Change, While Also Protecting Them from Serial Abuse

Majority Voting Standard

- We adopted a majority voting standard in uncontested elections.
- Directors failing to receive a majority of the votes cast are required to tender resignation.

Proxy Access

- Shareholders who have owned at least 3% of shares continuously for three years may nominate and include a defined number of director nominees in the Company's proxy materials.

Restriction On Resubmission Of Unsuccessful Nominees

- Any nominee – whether by a shareholder or the Company – who fails to receive the favorable vote of at least 25% or 20% of the votes cast in an election of directors may not be renominated for two or three years, respectively.

RATIONALE: Requires nominees who are resoundingly rejected by shareholders to "sit on the sidelines" for a reasonable period of time before they can be renominated.

Mutual Reimbursement Requirement

- A shareholder who runs two proxy contests within a five-year period must agree to reimburse the company up to $5M in connection with the second contest if none of the shareholder's nominees receives the favorable vote of at least 25% of the votes cast.
- Conversely, the Company will reimburse such a shareholder up to $5M if any of the shareholder's nominees in the second contest is actually elected to the Board.

RATIONALE: Requires both a shareholder and the Company to have meaningful "skin in the game" before engaging in multiple contests that prove to be one-sided.

35

Reality: Censoring Future Dissent via Financial Threats and Waiting Periods Harms Shareholder Democracy

- We believe that both of these bylaws place the Board and management interests ahead of those of the shareholders.
- Moreover, the bylaws are unprecedented in scope and aimed at making it increasingly difficult for shareholders to hold management and Board accountable to repeated failures.
- We do not believe that any exercise of shareholder rights should be hindered or restricted.
- Accordingly, we are urging shareholders to vote AGAINST the Board's prior adoption of these restrictive bylaws and hold the Board accountable for their adoption in the first place.

Source: Cracker Barrel Investor Presentation October 28, 2025. Company SEC filings

The choice is clear

- Cracker Barrel launched its Transformation Plan in May 2024 in an attempt to make the Company more relevant by reenvisioning its brand.

- However, this was a profound blunder as both the rebranding of Cracker Barrel elicited widespread backlash from consumers which greatly impacted is stock price and market cap.

- The Company is clearly attempting to conceal the failed Transformation Plans financial effect by only comparing metrics to FY2024 and focusing on quarterly data for restaurant sales and loyalty member program growth.

- Cracker Barrel has intentionally excluded key measures such as guest traffic growth and TSR under Dávila and CEO Julie Masino.

- All capital expenditures for the Transformation Plan have been in vain, as FY2026 guidance is lower compared to FY2025 and there is currently no forecast for FY2027.

- The Board believes its plan is working. That is just plain false.

- It is evident that Cracker Barrel's current leadership in unable to create shareholder value, and there needs to be change to avoid irreparable damage to the Company.

- Accordingly, we are urging shareholders to vote **AGAINST** the election of Julie Masino and Gilbert Dávila at the Company's upcoming Annual Meeting.



Setting the Record Straight about Sardar Biglari

Cracker Barrel's statements about Biglari Capital are false and misleading: with ~ 3% ownership in the Company, we want Cracker Barrel to succeed

Cracker Barrel's Attacks on Sardar Biglari



We Believe Mr. Biglari Does Not Have Shareholders' Best Interests in Mind

- Mr. Biglari continues to make false and misleading statements using company resources and platforms of a direct competitor he controls – Steak 'n Shake.
- These opportunistic antics are not aimed at driving shareholder value; we believe he is attempting to damage the brand and drive more discontent for self-serving motives.
- We do not believe these are the actions of a shareholder truly concerned with protecting their investment and returning Cracker Barrel to growth.

We believe Mr. Biglari is using stunts and attacks to try to disrupt Cracker Barrel's business instead of looking out for shareholders' best interests.

29

Reality: Sardar Biglari wants the best for Cracker Barrel ("Company")

- ✓ This campaign is not about Sardar Biglari: he is neither on the ballot nor seeking board seats.
- ✓ Sardar Biglari has been invested in Cracker Barrel since 2011 and has only sought to help revive and preserve the Company's unique Americana heritage – a heritage that the Board and management have struggled to understand.
- ✓ As a successful entrepreneur, investor, and operator in the casual dining space with multiple prosperous brands, Sardar Biglari understands how Cracker Barrel can once again thrive and flourish.
- ✓ To be clear, **this campaign is about Saving Cracker Barrel.**
- ✓ To the contrary, if the Company's assertions were true, Sardar Biglari would not have been vocal and would have remained silent while the Board and management engaged in flagrant shareholder value destruction.

Source: Cracker Barrel Investor Presentation October 28, 2025

Cracker Barrel's statements about Biglari Capital are false and misleading: with ~ 3% ownership in the Company, we want Cracker Barrel to succeed (contd.)

Cracker Barrel's Attacks on Sardar Biglari

We do not believe these are the actions of a legitimate investor seeking to improve a company's operations or performance. Instead, we believe they demonstrate clearly how Mr. Biglari misuses assets of companies he controls and how his agenda is at odds with the interests of all other Cracker Barrel shareholders.

Reality: Sardar Biglari wants the best for Company

✓ The Company continues to levy false personal attacks in its written communications to shareholders. rather than addressing its own history of poor performance and shareholder value destruction under the current Board and management.

✓ The Company makes false and misleading statements about "misuses assets" in an attempt to disparage Sardar Biglari during its engagement with institutional investors.

✓ Here is what investors should consider:
  o Sardar Biglari is a successful owner-operator in the restaurant industry.
  o Biglari Holdings has achieved Total Shareholder Return of 220% in last 5-years[1] and its fully owned subsidiary, Steak 'n Shake, just reported a QSR leading same store sales of 15% in its last quarter.
  o Sardar Biglari didn't participate in or had any knowledge of bot activity as alleged by the Company.
  o Cracker Barrel's board has been in the excuse business, blaming its dismal performance on everything from gas prices and demographics to the pandemic and brand relevance to bots and Biglari. It's a roulette wheel of excuses.

Source: Cracker Barrel Letter to Shareholders dated October 7, 2025
1. Source: Total shareholder return chart based on FactSet data as of September 17, 2025. FactSet

Cracker Barrel's management is in the excuse business: bots are now the latest excuse for its woes

The Roulette Wheel of Excuses

✓ When the public reacted with unprecedented outrage to the disastrous rebrand, what was the board's response? It has blamed mysterious social media bots, as if the precipitous decline in guest traffic was because the bots stopped showing up for breakfast. **The bots did not cause the closure of Maple Street Store**, the **failed West Coast expansion**, the **multiyear declines in customer traffic**, or the **poor share price**.

✓ In fact, the stock price of Cracker Barrel is now at a level not seen since 2009 in the throes of the Great Recession. Cracker Barrel leadership is responsible for putting shareholders in this position.



Appendix

The Board's bylaw amendments restrict shareholder rights and signal disregard for shareholder oversight and governance best practices

Proposal 6: Ineligibility Provision

Prohibits the re-nomination of any nominee who fails to receive the threshold for favorable votes of votes cast pursuant to the following:

Vote Threshold – Fails to receive the favorable votes of at least:	Ineligibility Period
20%	3 years
25% (but not less than 20%)	2 years

Proposal 7: Mutual Reimbursement Provision

Establishes parameters for reimbursement for documented out-of-pocket costs and expenses related to shareholder nomination of candidates pertaining to **any two shareholder** meetings where directors are elected **during any 5-year period**

Subject to Vote Threshold	Nominee Support	Reimbursement	Reimbursement Limit
Each Nominee	Less than 25% of votes cast	Shareholder Reimburses Company	$5 Million
Each Nominee	Above 25% but not elected to Board	No Reimbursement	None
Any Nominee	Elected to Board	Company Reimburses Shareholder	$5 Million

- We believe that both of these bylaws place the Board and management interests ahead of those of the shareholders.
- Moreover, the bylaws are unprecedented in scope and aimed at making it increasingly difficult to shareholders to hold management and Board accountable to repeated failures.
- We do not believe that any exercise of shareholder rights should be hindered or restricted.
- Accordingly, we are urging shareholders to vote AGAINST the Board's prior adoption of these restrictive bylaws and hold the Board accountable for their adoption in the first place.

Source: Company Bylaws and SEC filings

Sardar Biglari's journey is a true American success story



"*American values and traditions? Of course we are proud of that. Who wouldn't be..*

[My] family came [here] with nothing. I started with nothing but an idea. America is the best country on the planet. You can make dreams become reality so long as you put the effort in.

I am a believer in meritocracy. That is the system we implemented at Steak 'n Shake, with great success

We are building a business around the principle of equal opportunity. At Steak 'n Shake, we are building a franchise system that is designed for those long on ability but short on capital. Our system of meritocracy is about placing the right people into positions of power and ownership.

Management knew the customer base wouldn't care for the changes, but it did them anyway. They sought to destroy the soul of the core brand and replace it with something very different in a long-shot gamble to gain a new demographic"



On Oct. 4 Steak 'n Shake announced it would hoisted the largest American flags legally allowed outside its 400 restaurants, with some measuring between 30-by-60 feet and 40-by-80 feet, and placed on 130-foot-tall poles.

X/@SteaknShake

https://nypost.com/2025/10/24/lifestyle/steak-n-shake-ceo-sardar-biglari-dishes-on-war-against-cracker-barrel/

Sardar Biglari created value for Biglari Holdings shareholders. In comparison, Cracker Barrel's Board and CEO destroyed value

5-year Total Shareholder Return
as of September 17, 2025 (unaffected date)



BIGLARI HOLDINGS INC.
219.8%

Cracker Barrel
OLD COUNTRY STORE®

(51.65%)

10-year change in share price

	10-years ago (October 30, 2015)	Current (Oct 30, 2025)	Change
Cracker Barrel	$137.5	$33.5	(75.6%)

Who would you trust?
Cracker Barrel's Board and CEO who destroyed value over $1.2 billion[1] or
Sardar Biglari who understood the problems in Cracker Barrel's Transformation Plan as well as created value for Biglari Holdings shareholders?

Source: Total shareholder return chart based on FactSet data as of September 17, 2025. FactSet
1. Market cap data based on FactSet, measured from August 7, 2023, to October 23, 2025.